

November 1, 2012

<u>Via facsimile</u>
Mr. Bing Xiao
President and Chief Executive Officer
Chang-On International, Inc.
514 No 18 Building High New Technology Development, Harbin
Heilongiang Province, China

   **Re: Chang-On International, Inc.
    Form 10-K for the year ended December 31, 2011
    Filed April 13, 2012
    Form 10-Q for the quarter ended June 30, 2012
    Filed August 14, 2012
    File No. 1-8397**

Dear Mr. Xiao:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John Cash

        John Cash
        Branch Chief

CC: Konrad Malik